2500, 101 – 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Resources Ltd. Announces Significant Farm-in Agreements at Princess

Calgary, Alberta June 13, 2006 – Gentry Resources Ltd. is pleased to announce that it has entered into two farm-in agreements with a major oil and gas company, adding a significant amount of land contiguous to Gentry’s existing land base in the Company’s core Princess area.

The two agreements will provide Gentry with an estimated 146,990 acres or 230 sections of petroleum and natural gas rights in the Mississippian aged Pekisko formation. Approximately 200 of those sections will also include all rights in the Nisku formation. With this farm-in Gentry now controls approximately 437 mostly contiguous sections with rights predominantly in the Pekisko and deeper formations in the Princess area.

The Mississippian-aged Pekisko formation is predominantly oil bearing, slightly sour (600ppm H2S), 27° API medium gravity crude. Pekisko wells typically have high initial productivities and are characterized by steady, long life production.

The Devonian-aged Nisku formation provides a secondary target for Gentry and can be either oil or gas bearing and also slightly sour, with an H2S concentration of 600 ppm. In the Princess North area Gentry is currently producing 3 mmcfd from its Nisku gas pool.

Gentry will receive a licensed copy of the farmor’s proprietary 3D seismic covering an area of approximately 224 square miles, a vast majority of the farm-in lands. Costs of the seismic data are agreement specific and are discussed below.  On receipt of the seismic data, Gentry will own or have access to 3D coverage over most of its entire 437 section block.

The first agreement, or development agreement, encompasses approximately 26.5 sections (16,960 acres) of development fairway. These are lands that infill or are situated within 2 miles of existing Gentry-owned and operated infrastructure at Tilley and West Tide Lake. Drilling will commence within the next 2 weeks and the last of 7 commitment wells will be drilled by the end of third quarter.  The drilling locations will be determined by 3D seismic that Gentry will receive from the farmor at no additional cost. Gentry will pay 100% of all costs to earn all of the farmor’s interest (generally 100%) and the farmor stays in an industry standard royalty position. The earned lands will have a five year term, after which any unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

The second agreement, or exploration agreement, encompasses approximately 203 sections (approximately 130,029 acres) and lies south of the West Tide Lake Pekisko oil pool and east of Gentry’s Bantry block.  Under the terms of this agreement Gentry has agreed to initially drill 13 exploration wells, the first of which is to spud by August 31, 2006. The last commitment well must be drilled by August 31, 2007. The agreement provides for rolling options to earn the remainder of the farm-in lands. Gentry will determine the drilling locations upon receiving a licensed copy of the farmor’s proprietary 3D seismic at a cost of $2 million. Each earned block will have a seven year term, after which the unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

Each earning well will earn a six section block and each block will be chosen after the earning well is drilled and evaluated. It is contemplated that all 13 commitment exploration wells will be drilled prior to the commencement of any follow up development drilling.  Each earned six section block will have a seven year term, after which the unearned lands will revert to the farmor. All drill spacing units capable of production will remain with Gentry, subject to the farmor’s royalty.

It is important to note that these exploration lands are on trend with Pekisko structures that Gentry has previously identified through geological and geophysical evaluations on the Company’s Bantry block. Gentry expects to immediately target several interesting low risk prospects resulting from detailed analysis of the farm-in lands. This will expedite the earning process and allow for the sizing of production facilities for pools that lie outside the reach of Gentry’s and industry’s existing infrastructure.

Hugh Ross, President & CEO of Gentry commented, “Gentry started in the Princess area with a 55 section farm-in and no production. Today, Gentry has become a recognized expert in the Princess area and has 3,000 boe/d to back it up. Princess has become the company’s core asset, and Gentry has assigned a dedicated drilling rig to this area. These new lands significantly enhance our presence in the Princess area and provide an excellent fit with the Company’s overall strategy of delivering sustainable growth focused on long-term oil and natural gas reserves. Based on the sheer magnitude of the Company’s combined lands, Gentry anticipates unrestricted drilling opportunities for the next five years.”

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, VP, Finance & CFO

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY

Gentry Resources Ltd. Announces Significant Farm-in Agreements at Princess      News Release June 13, 2006

Bantry

(yellow)

132,800 acres

207.5 sections

Farm-in Block #1

(blue)

  16,960 acres

  26.5 sections

Farm-in Block #2

(red)

130,029 acres

203    sections

Total

279,789 acres

437    sections